São Paulo-SP, April 23 2008.
SUAC-410/08.

To
COMISSÃO DE VALORES MOBILIÁRIOS
Superintendência de Relações com Empresas
Rio de Janeiro-RJ

Reference:	BANCO ITAÚ HOLDING FINANCEIRA S.A. - ORDINARY AND EXTRAORDINARY GENERAL MEETING OF APRIL 23 2008

Dear Sirs,

1.  Pursuant to the provisions of CVM Instruction 202/93, articles 16, subsection V and 17, subsection III, we are pleased to provide you with a summary of the resolutions taken by the above-mentioned ordinary and extraordinary general meeting:

a)	the approval of the management accounts for the 2007 fiscal year and the distribution of the net income for the same fiscal year;

b)	the election of members of the Board of Directors and Fiscal Council for the next annual term of office;

c)	the maintenance of the amount to be allocated for the compensation of members of the management bodies and the Fiscal Council;

d)	the cancellation of 10,265,646 common shares and 15,000,000 preferred shares, all book entry, issued by the company itself and held as treasury stock, with no reduction in the capital stock;

e)
the increase of  the current subscribed capital stock from R$ 14,254,213,000.00 to R$ 17,000,000,000.00, through the capitalization of the revenue reserves and the grant of 25% bonus shares to the stockholders, free of charge in the form of 1 (one) new share for every 4 (four) shares of the same type of which they are holders;

•
simultaneously with the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADRs – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also receive the bonus;

• the baseline date for entitlement to the bonus shares shall be announced to the market following approval of the respective process by the Central Bank of Brazil;

f)
the institution of the Capital and Risks Management Committee and the Accounting Policies Committee, as well the ratification of the adhesion of the corporation to the institution of the Ombudsman’s Office in the Banco Itaú S.A. subsidiary, as a single organizational component of the Itaú Conglomerate;

g)
the amendment and consolidation of the Bylaws: (i) to record the new make-up of the capital stock and the consequent adjustment in the annual minimum dividend, mandatory to the preferred shares; (ii) to increase from 12 to 15, the number of seats on the Board of Executive Officers, creating the post of Senior Managing Director and to eliminate the positions of Legal Counsel and Deputy Managing Director, reformulating the Officers’ functions and powers; (iii) to alter the composition of the Audit, Appointment and Compensation and the Disclosure and Insider Trading Committees; (iv) to provide for the Capital and Risks Management Committee and the Accounting Policies Committee; (v) to improve the wording of various provisions;

h)	the improvement and consolidation of the wording of the Stock Options Plan.

2.  The respective minutes shall be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,

BANCO ITAÚ HOLDING FINANCEIRA S.A.
Alfredo Egydio Setubal, Investor Relations Officer

Copy to:
-  THE SÃO PAULO STOCK EXCHANGE
Superintendência Executiva de Operações
Gerência de Relações com Empresas (GRE)